UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission File No. 1-16097
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
THE MEN’S WEARHOUSE, INC.
6380 Rogerdale Drive
Houston, Texas 77072

The Men’s Wearhouse,
Inc. 401(k) Savings Plan
Financial Statements as of and for the Years Ended
December 31, 2007 and 2006, Supplemental
Schedule as of December 31, 2007, and Report of
Independent Registered Public Accounting Firm

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
Schedules Omitted
Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of
The Men’s Wearhouse, Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche
Houston, Texas
June 24, 2008

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments — at fair value — participant-directed investments	$87,207,042	$69,180,566
Receivables:
Accrued investment income	—	65,848
Employer contribution (Note 9)	297,676	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	87,504,718	69,246,414

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(24,778)	168,945

NET ASSETS AVAILABLE FOR BENEFITS	$87,479,940	$69,415,359

The accompanying notes are an integral part of these financial statements.

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(3,685,354)	$6,018,889
Interest and dividends	3,982,729	2,509,404

Total investment income	297,375	8,528,293

Contributions:
Employee contributions	11,214,858	9,408,132
Employer contributions	1,601,569	946,104

Total contributions	12,816,427	10,354,236

Transfer of assets from After Hours Formalwear Profit Sharing Plan (Note 9)	11,454,354	—

Total additions	24,568,156	18,882,529

DEDUCTIONS:
Benefits paid to participants	6,463,826	6,138,144
Administrative expenses	39,749	34,294

Total deductions	6,503,575	6,172,438

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	18,064,581	12,710,091

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	69,415,359	56,705,268

End of year	$87,479,940	$69,415,359

The accompanying notes are an integral part of these financial statements.

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
1.	DESCRIPTION OF PLAN

The following description of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan and trust agreements for more information.

General — The Plan is a defined contribution plan which, as of December 31, 2007, had most recently been amended and restated effective April 1, 2007. The purpose of the Plan is to provide eligible employees with future retirement benefits through a tax deferred savings program. The Plan year ends on December 31. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments and revisions.

Eligibility — The Plan provides that certain employees of The Men’s Wearhouse, Inc. and participating subsidiaries (the “Company”) become eligible to participate after 90 days of service.

Administration — The Plan is administered by an Advisory Committee made up of three employees. The Company pays all administrative expenses of the Plan, with the exception of certain participant loan fees, mutual fund management fees netted against the return on investments, overnight delivery fees requested by participants in relation to distribution checks, mutual fund ‘frequent trading fees’ (charged by the mutual fund companies against sales prices), brokerage commissions, and Securities and Exchange Commission fees, which are paid by the Plan and charged against individual participant Plan accounts. Investments of the Plan are held in trust by Union Bank of California, N.A. (the “Trustee”).

Contributions — Eligible employees may make pre-tax contributions up to 75% of compensation subject to the current-year statutory limitations (subject to cost-of-living adjustments). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The matching contribution is discretionary. For the Plan year ended December 31, 2006, and through pay periods processed prior to March 24, 2007, the Board of Directors of the Company approved match was 20% on the first $2,000 salary deferrals for all qualified participants, for a maximum $400 contribution per year. For pay periods processed during the period beginning March 25, 2007, through March 31, 2007, the approved match was 100% of the first $400 of salary deferrals, with a maximum $400 contribution per year. Beginning April 1, 2007, the approved match was (a) 100% of the first $400 of salary deferrals in the calendar year for highly compensated employees or employees with less than 5 years of service, up to a maximum match of $400 per calendar year, or (b) 100% of the first $500 of salary deferrals in the calendar year for employees who are not highly compensated employees who have 5 or more years of service, up to a maximum match of $500 per calendar year.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses, and certain administrative expenses. Allocations are in accordance with the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Authorized Investments — Employee contributions are deposited into a trust account, which is invested by the Trustee in various investment options as directed by each employee. The investment options available include 14 fund investments maintained by the Trustee. Plan participants, at their sole discretion, may transfer amounts among the various investment options in accordance with the terms of the Plan.

Vesting — For the Plan year ended December 31, 2006, and through March 31, 2007, employees are 100% vested in their salary deferral contribution accounts and their employer contribution accounts. For employer contribution amounts made on or after April 1, 2007, employees will vest after completing two years of service with the Company.

Distributions to Participants — Upon termination of service, a participant may elect to receive a lump-sum payment equal to the value of his or her account. The Plan also permits distributions to active participants if certain conditions are met.

Participant Loans — Plan loans are available to all active Plan participants on a nondiscriminatory basis. Amounts may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior 12 months) or one-half of the current value of a participant’s vested account balance. All loans are fully secured by the balance in the participant’s account.

Forfeited Accounts — The Plan was amended in 2007 to allow the forfeitures of unvested Company matching contributions from terminated participant accounts to be used to offset future Company matching contributions. At December 31, 2007, forfeited nonvested accounts totaled $9,117. The 2007 forfeitures were used to reduce employer matching contributions in January 2008.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The units of the pooled separate accounts (Note 9) and common stock are valued at quoted market prices. Common collective trust funds are stated at fair value as determined by the issuer of the funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

The Union Bank of California Stable Value Fund is a stable value fund that is a commingled pool of the Pooled Investment Trust Funds of Union Bank of California, N.A. The fund primarily invests in stable value instruments and certain other fixed income or money market obligations or in a variety of collective investment vehicles, which invests in such obligations. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 99-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation (depreciation) in fair value of investment securities consists of the net change in unrealized appreciation (depreciation) in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

Payment of Benefits — Benefits are recorded when paid.

Transfers — Along with the Plan, The Men’s Wearhouse, Inc. (“TMW”) also sponsors an Employee Stock Ownership Plan (“ESOP”) for eligible participants. Under the ESOP, certain participants can elect to receive distributions under a diversification provision. If these distributions qualify under the Plan and the Internal Revenue Code (the “IRC”), participants may elect to transfer these distributions, as well as other qualifying distributions, from the ESOP into the Plan. During plan years ended December 31, 2007 and 2006, $538,495 and $0, respectively, of such ESOP distributions were transferred into the Plan. These transfers, along with other qualified rollover and plan-to-plan transfers at December 31, 2007 and 2006, of $473,704 and $463,533, respectively, are reported in “Employee Contributions” in the statements of changes in net assets available for benefits.

3.	RISKS AND UNCERTAINTIES

The Plan provides for various investments in common stock, registered investment companies, and common collective investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4.	PLAN TERMINATION

Although it has not expressed an intent to do so, TMW has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be 100% vested in their accounts.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated June 4, 2002, that the Plan and related trust, as amended and restated effective January 1, 2002, were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and the Plan administrator believes the Plan is currently being operated in compliance with the applicable requirements of the IRC.

6.	BENEFITS PAYABLE

As of the report date, the Company had not completed discrimination testing for the year ended December 31, 2007. For the year ended December 31, 2006, $99,594 was refunded during 2007 as a result of the 2006 tests. Management believes the amount of refunds, if any, resulting from the 2007 testing cannot be reasonably estimated and, therefore, no liability has been recorded for such refunds.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a common collective investment fund managed by the Trustee of the Plan. The Men’s Wearhouse Stock Fund invests in the common stock of the Company. Transactions with the Trustee and the Company, as well as participant loans, qualify as exempt party-in-interest transactions.

8.	INVESTMENTS

Individual investments which exceed 5% of net assets available for Plan benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006
American Funds EuroPacific Growth Fund	$8,560,110	$6,230,722
American Funds Growth Fund of America	11,907,365	10,468,183
Barclays Global Investors S&P 500 Fund	13,322,583	12,464,916
Dodge & Cox Stock Fund	4,529,016	3,856,825
Pacific Investment Management Company Total Return Fund	5,295,446	4,842,507
Union Bank of California Stable Value Fund*	11,295,522	9,946,830
The Men’s Wearhouse Stock Fund*	9,418,100	11,433,192
Loans to Participants*	4,787,672	3,523,564

*	Parties-in-interest
During 2007 and 2006, the Plan’s investments (including gains (losses) on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2007	2006
Mutual funds	$185,603	$3,132,484
Stock fund	(3,870,957)	2,886,405

	$(3,685,354)	$6,018,889

9.	PLAN MERGER

In April 2007, TMW acquired After Hours Formalwear, Inc. (“After Hours”) from Federated Department Stores, Inc. After Hours maintained the After Hours Formalwear Profit Sharing Plan (“After Hours Plan”) for the benefit of its employees. The Board of Directors of the Company subsequently approved the merger of the After Hours Plan into the Plan, effective as of the close of business on December 31, 2007. With the exception of participant loan notes of $588,397, which were transferred to the Plan in-kind, all investments held by the After Hours Plan, totaling $10,865,957, were liquidated and transferred to the Plan and were received by the Plan on January 2, 2008. Included in the asset transfer was a receivable for employer discretionary contributions of $297,676 made under the After Hours Plan, but not deposited as of the effective date of the merger.
10.	RECONCILIATION OF FINANICAL STATEMENTS TO FORM 5500

The following is a reconciliation of investments at fair value per the financial statements for the years ended December 31, 2007 and 2006, to Form 5500:

	2007	2006
Net assets available for benefits:
Investments — at contract value	$87,479,940	$69,415,359
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	24,778	(168,945)

Total investments (current value column) per Form 5500 schedule of assets (held at end of year)	$87,504,718	$69,246,414

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$18,064,581	$12,710,091
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	193,723	(168,945)

Net income per Form 5500	$18,258,304	$12,541,146

11.	SUBSEQUENT EVENT

Subsequent to the Plan’s year end, effective January 1, 2008, Union Bank of California, N.A. ceased serving as the trustee of the Plan’s trust and as record keeper for the Plan and effective as of that date Prudential Bank & Trust, FSB became the trustee of the Plan’s trust and Prudential Retirement Insurance and Annuity Company became the record keeper for the Plan. Union Bank of California, N.A. continued, however, during the first half of 2008, to provide certain custody services to Prudential Bank & Trust, FSB with respect to the Plan’s assets and certain administrative services to Prudential Retirement Insurance and Annuity Company with respect to record keeping for the Plan until UnionBank of California, N.A.’s respective successors began providing such services with respect to the Plan.
******

SUPPLEMENTAL SCHEDULE

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		(c)
		Description of
	(b)	Investment, Including
	Identity of Issuer,	Maturity Date, Rate		(e)
	Borrower, Lessor, or	of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par, or Maturity Value	Cost	Value
	MUTUAL FUNDS:
	American Beacon	American Beacon Small Cap Value Fund	(2)	$1,136,961
	American Century Investments	American Century Small Company Fund	(2)	2,445,239
	American Funds	American Funds EuroPacific Growth Fund	(2)	8,560,110
	American Funds	American Funds Growth Fund of America	(2)	11,907,365
	Barclays Global Investors	Barclays Glbl Invest S&P 500 Fund	(2)	13,322,583
	Barclays Global Investors	Barclays Glbl Invest LP Retirement Fund	(2)	398,756
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2010 Fund	(2)	521,419
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2020 Fund	(2)	1,247,330
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2030 Fund	(2)	1,152,736
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2040 Fund	(2)	620,506
	Dodge & Cox	Dodge & Cox Stock Fund	(2)	4,529,016
	Pacific Investment Management Co.	Pacific Invest Mgmt Co. Total Return Fund	(2)	5,295,446

	Total mutual funds			51,137,467

	COLLECTIVE INVESTMENT FUND —
*	Union Bank of California	Union Bank of California Stable Value Fund	(2)	11,295,522

	OTHER:
*	The Men’s Wearhouse, Inc.	Men’s Wearhouse Common Stock	(2)	9,418,100

*	Standard Insurance Company	Guaranteed Interest Fund (Note 9)	(2)	1,931,899

	POOLED SEPARATE ACCOUNTS (Note 9) —
*	Standard Insurance Company	Standard Pooled Separate Account A:
		Vanguard 500 Index Admiral Fund	(2)	990,955
		T. Rowe Price Mid-Cap Growth Fund	(2)	916,113
		Vanguard Windsor II Admiral Fund	(2)	619,207
		Vanguard Wellington Admiral Fund	(2)	594,672
		Vanguard Small Cap Value Index Fund	(2)	403,338
		American Century Value Fund	(2)	330,710
		Vanguard Extended Market Index Admiral Fund	(2)	490,987
		Harbor Bond Fund	(2)	469,703
		Vanguard Explorer Admiral Fund	(2)	404,956
		Vanguard Lifestrategy Growth Fund	(2)	422,224
		Vanguard Lifestrategy Moderate Fund	(2)	340,007
		Hotchkis Wiley Mid Cap Value	(2)	197,703
		Vanguard Lifestrategy Conservative Fund	(2)	150,168
		Vanguard Small Cap Index Fund	(2)	70,071
		T. Rowe Price Growth Stock Fund	(2)	1,099,566
		Dodge and Cox International Stock Fund	(2)	1,124,499
		American Century Real Estate Investment Fund	(2)	11,503

				8,636,382

*	LOAN TO PARTICIPANTS	Loans to participants (1)	(2)	4,787,672

	Total assets held at end of year			$87,207,042

*	Party-in-interest

(1)	Loans consist of $4,199,275 in participant loans taken from the Plan and $588,397 in participant loans transferred to the Plan on December 31, 2007, as discussed at Note 9 of the footnotes to the financial statements. Loans generally consists of five-year installment notes with interest rates originating at prime + 1% (prime for loans originated in the After Hours Plan discussed at Note 9), resulting in interest rates ranging from 4% to 11%.

(2)	Cost information has been omitted because all investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of The Men’s Wearhouse, Inc. 401(k) Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

Date: June 25, 2008	/s/ Neill P. Davis Neill P. Davis,
Member of the Advisory Committee

EXHIBITS

Exhibit
Number	Description

23.1	— Consent of Deloitte & Touche LLP, independent auditors (filed herewith).
32.1	— Certification Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).